May 16, 2014

MAXCOM TELECOMUNICACIONES ANNOUNCES THE FILING OF ITS

20F ANNUAL REPORT FOR THE YEAR 2013

Mexico City, Mexico, May 16, 2014. Maxcom Telecomunicaciones, S.A.B. de C.V. (“MAXCOM”) (BMV: MAXCOMCPO; NYSE: MXT), announced today that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2013 (the “2013 Annual Report”), with the U.S. Securities and Exchange Commission (the “SEC”). The 2013 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or MAXCOM’s website at www.maxcom.com. In addition, shareholders may receive a hard copy of MAXCOM’s complete financial statements free of charge by requesting a copy within a reasonable period of time from the MAXCOM’s Investor Relations Office.

About Maxcom

Maxcom Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small, and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, paid TV, and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Tehuacán, San Luis, and Queretaro, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of Maxcom and has not been reviewed by the Mexican National Banking and Securities Commission (the “CNBV”) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.

For more information contact:

Rodrigo Wright

Mexico City, Mexico

(52 55) 4770-1170

rodrigo.wright@maxcom.com